FRESH DEL MONTE

PRODUCE INC.

2008

Notice of

Annual General Meeting

and

Proxy Statement

FRESH DEL MONTE PRODUCE INC.

WALKER HOUSE

P.O. Box 908GT

GEORGE TOWN

GRAND CAYMAN, CAYMAN ISLANDS

U.S. EXECUTIVE OFFICE:

c/o DEL MONTE FRESH PRODUCE COMPANY

241 SEVILLA AVENUE

CORAL GABLES, FLORIDA 33134

TELEPHONE: (305) 520-8156

FAX: (305) 567-0320

March 26, 2008

To the Shareholders of Fresh Del Monte Produce Inc.:

You are cordially invited to attend the Annual General Meeting of Shareholders of Fresh Del Monte Produce Inc. (the “Company”) on Wednesday, April 30, 2008 (the “Annual General Meeting”), at the Hyatt Regency Coral Gables, 50 Alhambra Plaza, Coral Gables, Florida 33134, U.S.A., at 11:30 a.m. (EST). A Notice of the Annual General Meeting, a Proxy and a Proxy Statement containing information about the matters to be voted upon at the Annual General Meeting are enclosed.

All registered holders of Ordinary Shares as of the close of business on Tuesday, March 4, 2008, will be entitled to vote at the Annual General Meeting on the basis of one vote for each Ordinary Share held.

A record of the Company’s activities for the fiscal year 2007 is included in the Annual Report to Shareholders enclosed with this letter. Whether or not you plan to attend the Annual General Meeting, the Company requests that you please exercise your voting rights by completing, signing, dating and returning your Proxy promptly in the enclosed self-addressed stamped envelope. If you attend the meeting and desire to vote in person, your Proxy will not be used.

Sincerely,

Mohammad Abu-Ghazaleh

Chairman and Chief Executive Officer

FRESH DEL MONTE PRODUCE INC.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

WEDNESDAY, APRIL 30, 2008

To the Holders of Ordinary Shares:

The Annual General Meeting of Shareholders of Fresh Del Monte Produce Inc., a Cayman Islands exempted company (the “Company”), will be held on Wednesday, April 30, 2008, at the Hyatt Regency Coral Gables, 50 Alhambra Plaza, Coral Gables, Florida 33134, at 11:30 a.m. (EST) at which meeting the following resolutions will be proposed as ordinary resolutions:

RESOLUTION NO. 1

That (a) Maher Abu-Ghazaleh be elected as a Director of the Company to hold office until the Annual General Meeting of Shareholders of the Company (the “Annual General Meeting”) to be held in 2011 (Class II), (b) Michael J. Berthelot be elected as a Director of the Company to hold office until the Annual General Meeting to be held in 2011 (Class II), and (c) Dr. Elias K. Hebeka be elected as a Director of the Company to hold office until the Annual General Meeting of Shareholders of the Company to be held in 2011 (Class II), or until (in each such case) such person resigns or is removed or is otherwise disqualified in accordance with the Company’s Articles of Association.

RESOLUTION NO. 2

That the Company’s financial statements for the 2007 fiscal year ended December 28, 2007 be approved and adopted.

RESOLUTION NO. 3

That the appointment of Ernst & Young LLP (“Ernst & Young”) as independent auditors to the Company for the 2008 fiscal year ending December 26, 2008 be approved and ratified.

RESOLUTION NO. 4

That the Sixth Amendment to the Fresh Del Monte Produce Inc. 1999 Share Incentive Plan (the “Plan”), as amended to increase by 3,000,000 the number of Ordinary Shares (as such term is defined in the Plan) with respect to which options may be granted thereunder, be approved and ratified.

The Board of Directors has fixed the close of business on Tuesday, March 4, 2008, as the record date for the determination of Shareholders entitled to notice of and to vote at the Annual General Meeting and any postponement or adjournment thereof. Accordingly, only holders of record of Fresh Del Monte Produce Inc. Ordinary Shares at the close of business on such date shall be entitled to attend and vote at the Annual General Meeting or any adjournment thereof.

A Shareholder entitled to attend and vote at the meeting is entitled to appoint a proxy and vote in his stead. A proxy need not be a Shareholder of the Company.

To be valid, any Proxy must be duly completed, signed and lodged, together with the power of attorney or other authority under which it is signed (if any) or a notarially certified copy thereof, with the Company’s U.S. executive office at c/o Del Monte Fresh Produce Company, 241 Sevilla Avenue, Coral Gables, Florida 33134 no later than 48 hours before the meeting or adjourned meeting at which the same is to be used.

We ask that you vote, date, sign and return the enclosed Proxy in the self-addressed stamped envelope. You may revoke your Proxy and vote in person if you later decide to attend in person.

By Order of the Board of Directors,

Bruce A. Jordan
Senior Vice President, General Counsel and Secretary

Fresh Del Monte Produce Inc.

c/o Hyatt Regency Coral Gables

50 Alhambra Plaza

Coral Gables, Florida 33134

Proxy Statement

General Information

This Proxy Statement and accompanying Proxy are being mailed to Shareholders in connection with the solicitation of proxies by the Board of Directors of Fresh Del Monte Produce Inc. (“Fresh Del Monte” or the “Company”) for the 2008 Annual General Meeting of the Company. The Company's Annual Report for the 2007 fiscal year ended December 28, 2007, which is not a part of this Proxy Statement, accompanies this Proxy Statement.

When your Proxy is returned properly executed, the Ordinary Shares it represents will be voted in accordane with your specifications. You have three choices as to your vote on each of the items described in this Proxy Statement that are to be voted upon at the Annual General Meeting. You may vote “for” or “against” each item or “abstain” from voting by marking (in each such case) the appropriate box.

If you sign and return your Proxy but do not specify any choices you will thereby confer discretionary authority for your Ordinary Shares to be voted as recommended by the Board of Directors. The Proxy also confers discretionary authority on the individuals named therein to vote on any variations to the proposed resolutions.

Whether or not you plan to attend the meeting, you can be assured that your Ordinary Shares are voted by completing, signing, dating and returning the enclosed Proxy. You may revoke your Proxy at any time before it is exercised by giving written notice thereof to the Secretary of Fresh Del Monte, by submitting a subsequently dated Proxy, by attending the meeting and withdrawing the Proxy, or by voting in person at the meeting.

Each holder of the Ordinary Shares in the capital of Fresh Del Monte in issue, and recorded in the Register of Members (Shareholders) of the Company at the close of business on Tuesday, March 4, 2008, is entitled to one vote for each Ordinary Share so held at the Annual General Meeting. All such Ordinary Shares entitled to vote at the Annual General Meeting are referred to herein as “Record Shares.” The presence in person or by proxy of Shareholders holding a majority of the Record Shares will constitute a quorum for the transaction of business at the Annual General Meeting.

Board of Directors

The Board of Directors is responsible for establishing broad corporate policies and for overseeing the overall performance of Fresh Del Monte. The Board of Directors reviews significant developments affecting Fresh Del Monte and acts on other matters requiring its approval. The Board of Directors held seven (7) meetings during fiscal year 2007. The independent directors are Salvatore H. Alfiero, Edward L. Boykin, John H. Dalton, Michael J. Berthelot and Dr. Elias K. Hebeka.

The current standing committees of the Board of Directors are the Audit Committee and Compensation Committee.

The Board of Directors has adopted a written Charter for the Audit Committee which is posted on our website, www.freshdelmonte.com.

The Audit Committee (i) recommends the selection of independent auditors for the Company, (ii) confirms the scope of audits to be performed by such auditors and (iii) reviews audit results and the Company’s accounting and internal control procedures and policies. The Audit Committee also reviews and recommends approval of (i) the audited financial statements of the Company, (ii) the quarterly and annual filings of the Company with the Securities and Exchange Commission (“SEC”) and (iii) the Company’s Annual Report to Shareholders. In addition, the Audit Committee has the authority to monitor and oversee compliance with the Company’s Statement of Conflicts of Interest Policy and Legal Compliance and Confidentiality and Proprietary Information Policy. The Audit Committee is comprised of four of the Company’s independent directors, Edward L. Boykin (Audit Committee financial expert), John H. Dalton, Michael J. Berthelot, and Dr. Elias K. Hebeka.

The Compensation Committee (i) reviews the Company’s general compensation structure and (ii) reviews and recommends the compensation and benefits of directors and the Chief Executive Officer, subject to ratification by the Board of Directors. The Compensation Committee also acts as the administrator for the Company’s 1997 and 1999 Share Incentive Plans and reviews and recommends approval of all periodic filings in respect of executive and other compensation required to be made by the Company with the SEC. The Compensation Committee is comprised of three of the Company’s independent directors, Salvatore H. Alfiero, John H. Dalton and Michael J. Berthelot.

Report of the Audit Committee

The Audit Committee (the “Committee”) oversees the Company’s financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process including the systems of internal controls. In fulfilling its oversight responsibilities, the Committee reviewed the audited financial statements in the Annual Report with management including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements.

The Committee reviewed with the independent auditors, who are responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles, their judgments as to the quality, not just the acceptability, of the Company’s accounting principles and such other matters as are required to be discussed with the Committee under general accepted auditing standards. In addition, the Committee has discussed with the independent auditors the auditors’ independence from management and the Company including the matters in the written disclosures required by the Independence Standards Board, and considered the compatibility of non-audit services with the auditors’ independence.

The Committee discussed with the Company’s internal and independent auditors the overall scope and plans for their respective audits. The Committee met with the internal and independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of the Company’s internal controls, and the overall quality of the Company’s financial reporting. The Committee held five (5) meetings during fiscal year 2007.

In reliance on the reviews and discussions referred to above, the Committee recommended to the Board of Directors (and the Board has approved) that the audited financial statements be included in the Annual Report on Form 20-F for the year ended December 28, 2007 for filing with the SEC. The Committee and the Board have also recommended, subject to shareholder approval, the selection of the Company’s independent auditors.

Edward L. Boykin, Audit Committee Chair

John H. Dalton, Audit Committee Member

Michael J. Berthelot, Audit Committee Member

Dr. Elias K. Hebeka, Audit Committee Member

March 26, 2008

Resolution No. 1

Election of Directors

At the 2008 Annual General Meeting, three directors are proposed to be elected for the terms described below: (a) Maher Abu-Ghazaleh be elected as a Director of the Company to hold office until the Annual General Meeting of Shareholders of the Company (the “Annual General Meeting”) to be held in 2011 (Class II), (b) Michael J. Berthelot be elected as a Director of the Company to hold office until the Annual General Meeting to be held in 2011 (Class II), and (c) Dr. Elias K. Hebeka be elected as a Director of the Company to hold office until the Annual General Meeting to be held in 2011 (Class II), or until (in each such case) such person resigns or is removed or is otherwise disqualified in accordance with the Company’s Articles of Association. A brief summary of each nominee's principal occupation, business affiliations and other information follows.

Maher Abu-Ghazaleh — Director. Mr. Abu-Ghazaleh has served as our Director since December 1996. He is currently the Managing Director of Suma International General Trading and Contracting Company, prior to which he served as the General Manager of Metico from 1975 to 1995.

Michael J. Berthelot — Director.    Mr. Berthelot has served as our Director since May 2006. He is Chief Executive Officer of Cito Capital Corporation, a strategic consulting firm. From 1992 to 2003, he served as Chairman and Chief Executive Officer of TransTechnology Corporation, a publicly-traded multinational manufacturing firm and from 2003 until July 2006, he continued to serve as its non-executive Chairman. Mr. Berthelot is a Certified Public Accountant and serves on the boards of several privately-held companies in the technology and financial services industries.

Dr. Elias K. Hebeka — Director.    Dr. Hebeka has served as our Director since November 2007. He is currently serving as a consultant to several organizations and companies, including The World Bank and Callaway Golf. Dr. Hebeka previously held various senior executive management positions, including at Revlon Inc., Liberty Science Center and Warner Lambert Company, for over 25 years. Prior to his business career, Dr. Hebeka served as a Professor at the University of Cairo and currently serves as a Vice Chair of the board of trustees with The American University in Cairo.

The Board of Directors recommends that you vote FOR the election of Maher Abu-Ghazaleh, Michael J. Berthelot and Dr. Elias K. Hebeka. Unless directed to the contrary, the Ordinary Shares represented by valid Proxies will be voted for the election of all nominees.

Resolution No. 2

Approval and Adoption of the Company’s 2007 Fiscal Year Financial Statements

The financial statements of the Company for the 2007 fiscal year ended December 28, 2007 are being submitted to the Shareholders for their approval and adoption. The Company’s 2007 Fiscal Year Financial Statements appear in the Company’s Annual Report accompanying this Proxy Statement.

The Board of Directors recommends that you vote FOR the approval and adoption of the Company’s 2007 Fiscal Year Financial Statements. Unless directed to the contrary, the Ordinary Shares represented by valid Proxies will be voted for the approval and adoption of the Company’s 2007 Fiscal Year Financial Statements.

Resolution No. 3

Approval and Ratification of the Reappointment of Independent Auditors

In accordance with the recommendation of the Audit Committee, the Board of Directors has reappointed Ernst & Young as independent auditors of the Company for the 2008 fiscal year ending December 26, 2008, subject to approval and ratification by the Shareholders. If the Shareholders do not approve and ratify the reappointment of Ernst & Young, the selection of other independent auditors will be considered by the Audit Committee and the Board of Directors.

Ernst & Young has served as independent auditors of Fresh Del Monte for the Company's fiscal years from 1996 to 2007.

The Board of Directors recommends that you vote FOR approval and ratification of the reappointment of Ernst & Young as independent auditors of the Company. Unless directed to the contrary, the Ordinary Shares represented by valid Proxies will be voted for the approval and ratification of the reappointment of Ernst & Young as independent auditors of the Company.

Resolution No. 4

Approval and Ratification of the Sixth Amendment to the Company’s 1999 Share Incentive Plan, as amended, as set out in Appendix “B”

Subject to approval and ratification by the Shareholders, the Board of Directors has resolved to amend the Fresh Del Monte Produce Inc. 1999 Share Incentive Plan, as amended, (the “Plan” or “1999 Option Plan”), to increase the aggregate number of Ordinary Shares (as such term is defined in the Plan) with respect to which options may be granted under the Plan by 3,000,000 for a total of 9,000,000 Ordinary Shares. The purpose of the Plan is to provide incentives to non-employee directors and eligible employees of the Company, to encourage such directors and employees to continue with the Company and to attract capable and experienced personnel to the Company. The Plan currently provides for an aggregate of 6,000,000 Ordinary Shares with respect to which options may be granted; currently 488,000 of those Ordinary Shares are available for grant. If the Shareholders do not approve and ratify the Sixth Amendment to the 1999 Option Plan, the Plan will not be amended and the additional 3,000,000 Ordinary Shares will not be made available for grant.

The Board of Directors recommends that you vote FOR approval and ratification of the Sixth Amendment to the Company’s 1999 Option Plan, as amended. Unless directed to the contrary, the Ordinary Shares represented by valid Proxies will be voted for the ratification, approval and adoption of the Sixth Amendment to the Plan.

The following general description of the material features of the Plan is qualified in its entirety by reference to the Plan, which is attached hereto as Appendix A and the full text of the proposed amendment, which is attached hereto as Appendix B.

The 1999 Option Plan is administered by the Board of Directors or any committee to which all of the Board’s powers under the Plan are delegated (the “Board”). Under the Plan, options to purchase Ordinary Shares may be granted to such employees of the Company and its subsidiaries who are largely responsible for the management, growth and protection of the business of the Company and its subsidiaries and such non-employee directors of the Company as the Board may select from time to time.

Approximately 209 persons have received options or may be eligible to receive options under the 1999 Option Plan.

Options granted under the 1999 Option Plan may be either “non-qualified options” (options which do not afford U.S. federal income tax benefits to recipients, but the exercise of which may provide tax deductions for the Company) or, to the extent permissible by law, “incentive stock options” (options which do afford U.S. federal income tax benefits to recipients, but the exercise of which generally may not provide tax deductions for the Company). Each option will have an exercise price per share equal to the fair market value of an Ordinary Share on the date of grant (which exercise price may not be adjusted after grant other than in the event of a change in the capitalization of the Company due to certain corporate events specified in the Plan).

Payment for the Ordinary Shares purchased upon the exercise of options may be made in cash, by certified check, bank cashier’s check or wire transfer, or, to the extent permitted by the Board, by tender to the Company of Ordinary Shares already owned by the option holder. The Board may also authorize option holders to engage in “cashless exercise” transactions through securities brokers and/or the transfer agent for the Ordinary Shares.

Twenty percent of each option granted becomes exercisable on the date of grant and an additional 20% of such option becomes exercisable on each of the next four anniversaries of such date. No option remains exercisable for more than ten years after the date of grant. Ordinary Shares subject to any unexercised option that expires, terminates or is cancelled for any reason are available for re-grant under the Plan. The right to grant options under the 1999 Option Plan terminates March 16, 2014, and no individual may be granted options to purchase more than an aggregate of 2,000,000 Ordinary Shares under the Plan.

In the event of termination without cause, all options shall become fully vested and immediately exercisable at the time of such termination and shall remain exercisable for 90 days. In the event of termination for cause or a voluntary resignation, vested options remain exercisable for 30 days and 90 days, respectively, from the date of termination or resignation. In the event of a termination by reason of death or disability, vested options remain exercisable for one year. Upon a Change in Control (as defined in the 1999 Option Plan), each option outstanding at such time shall become fully vested and immediately exercisable and shall remain exercisable until its expiration, termination or cancellation in accordance with the terms of the 1999 Option Plan.

The 1999 Option Plan provides for a payment to be made by the Company to an option holder in the event such option holder incurs an excise tax (including any interest or penalties on such excise tax) pursuant to Section 280G or Section 4999 of the U.S. Internal Revenue Code of 1986 with respect to any payments or benefits provided to such option holder (pursuant to the 1999 Option Plan or otherwise, with certain limited exceptions) upon the occurrence of a Change in Control (as defined in the 1999 Option Plan). Such payment would make the option holder whole for any such excise taxes paid by the option holder.

The Board of Directors reserves the right to terminate or amend the 1999 Option Plan in any respect at any time, provided that no such action may, without consent, adversely affect an option holder’s rights under an outstanding option. Upon a termination of the Plan, each outstanding option is cancelled and the option holder is entitled to receive in cash the excess, if any, of the fair market value of the Ordinary Shares underlying the option over the aggregate exercise price of the option. Subject to any required action by shareholders, the Board is authorized to make certain adjustments to the 1999 Option Plan and any outstanding options in the event of a change in the capitalization of the Company due to certain corporate events specified in the Plan. The Board is also authorized to accelerate the right to exercise any option and to extend the term of any option.

The following is a summary of the U.S. federal income tax consequences of the grant and exercise of options under the 1999 Option Plan. An option holder is not taxed upon the grant of an option and the Company is not entitled to any deduction as a result of such grant. Upon exercise of a non-qualified option, the option holder will receive compensation income equal to the excess of the value of the shares received on exercise over the exercise price of the option. Upon exercise of an incentive stock option, the option holder does not recognize any income, although the spread on exercise will be an item of tax adjustment for the purposes of the alternative minimum tax. If the holder of the incentive stock option disposes of Shares acquired upon exercise of an incentive stock option within two years after grant or one year after exercise, any gain on the disposition, up to the amount of the spread on exercise, will be compensation income, with the balance being capital gain. All other dispositions of Ordinary Shares acquired upon the exercise of an incentive stock option will be capital gain in an amount equal to the excess of the proceeds received over the exercise price.

Vote Required to Approve Matters Submitted To Shareholders

Approval of each of the items which are submitted to a vote of the Shareholders at the 2008 Annual General Meeting will require the affirmative vote of the holders of a majority of the Ordinary Shares of the Company recorded on the Company’s Register of Members (Shareholders) at the close of business on Tuesday, March 4, 2008 (the “Record Shares”) present in person or represented by proxy.

General

At the date of this Proxy Statement, the Board of Directors has no knowledge of any business which has been presented for consideration at the 2008 Annual General Meeting other than that described above.

Present and former officers, directors and other employees of Fresh Del Monte may solicit proxies by telephone, telecopy, telegram or mail, or by meetings with Shareholders or their representatives. Fresh Del Monte will reimburse brokers, banks or other custodians, nominees and fiduciaries for their charges and expenses in forwarding proxy material to beneficial owners. All expenses of solicitation of proxies will be borne by Fresh Del Monte.

By Order of the Board of Directors,

Bruce A. Jordan

Senior Vice President, General Counsel and Secretary

Dated: March 26, 2008

Appendix A

Fresh Del Monte Produce Inc.

1999 Share Incentive Plan, As Amended

1.  Purpose of the Plan

This Fresh Del Monte Produce Inc. 1999 Share Incentive Plan is intended to promote the interests of the Company by providing the non-employee directors of FDMP and the employees of the Company, who are largely responsible for the management, growth and protection of the business of the Company, with incentives and rewards to encourage them to continue with the Company and by attracting personnel with experience and ability to the Company.

2.  Definitions

As used in the Plan, the following definitions apply to the terms indicated below:

(a)  “Board” shall mean the Board of Directors of FDMP or any committee appointed by the Board of Directors of FDMP to the extent any or all of the powers of the Board hereunder are delegated to such committee.

(b)  “Cause,” when used in connection with the termination of a Participant’s employment with the Company, shall mean (i) the willful failure of the Participant to perform substantially the Participant’s duties with the Company (other than any such failure resulting from incapacity due to physical or mental illness) that has a material adverse effect on the Company or a Substantial Subsidiary; (ii) gross misconduct materially injurious to the Company or a Substantial Subsidiary; or (iii) the conviction of the Participant of a felony or other serious crime involving moral turpitude. “Cause,” when used in connection with the termination of a Participant’s membership on the Board of Directors of FDMP, shall mean removal for cause in accordance with applicable law or otherwise in accordance with the provisions contained in the Articles of Association of FDMP.

(c)  “Change of Control” shall mean the occurrence of one or more of the following events:

(i)  with respect to all Participants, any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of the Company, or, with respect to a Participant employed by a Substantial Subsidiary, of such Substantial Subsidiary, to any individual, partnership, corporation, limited liability company, unincorporated organization, trust or joint venture, or a governmental agency or political subdivision thereof (a “Person”) or group of related Persons for purposes of Section 13(d) of the Exchange Act (a “Group”), together with any Affiliates (as defined below) thereof other than to the members of the Abu-Ghazaleh family, or any entities controlled by such members or any Affiliates of such entities (together, the “Abu-Ghazaleh Group”);

(ii)  with respect to all Participants, the approval by the holders of any and all shares, interests, participations or other equivalents (however designated and whether or not voting) of share capital, including each class of shares and preferred shares (together, “Shares”), of the Company of any plan or proposal for the liquidation or dissolution of the Company;

(iii) (A) with respect to all Participants, any Person or Group (other than the Abu-Ghazaleh Group or any member thereof) shall become the owner, directly or indirectly, beneficially or of record, of shares representing more than 30% of the aggregate ordinary voting power represented by the issued and outstanding Shares (the “Voting Shares”) of the Company, or, with respect to a Participant employed by a Substantial Subsidiary, of such Substantial Subsidiary, and (B) the Abu-Ghazaleh Group shall beneficially own, directly or indirectly, in the aggregate a lesser percentage of the Voting Shares of the Company or such Substantial Subsidiary, as the case may be, than such other Person or Group; or

(iv)  with respect to all Participants, the replacement of a majority of the Board of Directors of FDMP over a two-year period from the directors who constituted the Board of Directors of FDMP at the beginning of such period, and such replacement shall not have been approved by a vote of at least a majority of the Board of Directors of FDMP then still in office who either were members of such Board of Directors at the beginning of such period or whose election as a member of such Board of Directors was previously so approved or who were nominated by, or designees of, the Abu-Ghazaleh Group.

For purposes of this Section 2(c), “Affiliate” shall mean, with respect to any specified Person, any other Person who directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” or “controlled” have meanings correlative of the foregoing.

(d)  “Code” shall mean the Internal Revenue Code of 1986, as amended from time to time.

(e)  “Company” shall mean FDMP and its subsidiaries.

(f)  “Disability” shall mean a physical or mental condition entitling a Participant to benefits under the long-term disability policy maintained by the Company and applicable to him. A Participant’s employment shall be deemed to have terminated as a result of Disability on the date as of which he is first entitled to receive disability benefits under such policy. With respect to any Participant who is a non-employee director of FDMP, “Disability,” when used in connection with the termination of a Participant’s membership on the Board of Directors of FDMP, shall mean removal for disability in accordance with applicable law or otherwise in accordance with the provisions contained in the Articles of Association of FDMP.

(g)  “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

(h)  “Fair Market Value” shall mean, as of any date, (i) the average of the high and low sales prices on such day of an Ordinary Share as reported on the principal securities exchange on which Ordinary Shares are then listed or admitted to trading or (ii) if not so reported, the average of the closing bid and ask prices on such day as reported on the National Association of Securities Dealers Automated Quotation System or (iii) if not so reported, as furnished by any member of the National Association of Securities Dealers, Inc. selected by the Board. The Fair Market Value of an Ordinary Share as of any such date on which the applicable exchange or inter-dealer quotation system through which trading in the Ordinary Shares regularly occurs is closed shall be the Fair Market Value determined pursuant to the preceding sentence as of the immediately preceding date on which such exchange or system is open for trading. In the event that the price of an Ordinary Share shall not be so reported or furnished, the Fair Market Value shall be determined by the Board in good faith.

(i)  “FDMP” shall mean Fresh Del Monte Produce Inc., a Cayman Islands company.

(j)  “ISO” shall mean an Option that is intended to qualify as an “incentive stock option” within the meaning of Section 422 of the Code.

(k)  “Option” shall mean an option to purchase Ordinary Shares granted pursuant to Section 7 hereof.

(l)  “Ordinary Shares” shall mean the Ordinary Shares of FDMP, $.01 par value per share.

(m)  “Participant” shall mean either (i) an employee of the Company or (ii) a non-employee director of FDMP, in either case, who is eligible to participate in the Plan and to whom an Option is granted pursuant to the Plan, and upon his death, his successors, heirs, executors and administrators, as the case may be.

(n)  “Plan” shall mean this Fresh Del Monte Produce Inc. 1999 Share Incentive Plan, as it may be amended from time to time.

(o)  “Substantial Subsidiary” shall mean Del Monte Fresh Produce Company, Del Monte Fresh Produce N.A., Inc., Del Monte Fresh Produce International, Inc., Compañia de Desarrollo Bananero de Guatemala, S.A., Corporacion de Desarrollo Agricola Del Monte S.A., Del Monte Fresh Produce (Chile) S.A., and such other subsidiaries of FDMP as the Board may from time to time determine.

(p)  “Transfer” shall mean any transfer, sale, assignment, gift, testamentary transfer, pledge, hypothecation or other disposition of any interest. “Transferee,” “Transferor” and “Transferable” shall have correlative meanings.

3.  Shares Subject to the Plan

Subject to adjustment as provided in Section 8 hereof, the Board may grant Options to Participants with respect to 6,000,000 Ordinary Shares. To the extent that Options granted under the Plan are exercised, the shares covered thereby will be unavailable for future grants under the Plan. In the event that any outstanding Option expires, terminates or is cancelled for any reason, the Ordinary Shares subject to the unexercised portion of such Option shall again be available for grants under the Plan. Subject to adjustment as provided in Section 8 hereof, no Participant in the Plan may be granted Options with respect to more than an aggregate of 2,000,000 Ordinary Shares. To the extent that

Options expire, terminate or are cancelled without having been exercised, the shares underlying such Options shall continue to count against the maximum aggregate number of Ordinary Shares with respect to which Options may be granted to a Participant.

4.  Administration of the Plan

The Plan shall be administered by the Board. The Board shall from time to time designate the key employees of the Company and the non-employee directors of FDMP who shall be granted Options, the number of shares subject to each Option and the terms and conditions on which each Option shall be granted.

The Board shall have full authority to administer the Plan, including authority to interpret and construe any provision of the Plan and the terms of any Option issued under it and to adopt such rules and regulations for administering the Plan as it may deem necessary. Decisions of the Board shall be final and binding on all parties and all decisions, determinations, selections and other actions permitted or required to be taken or made by the Board with respect to the Plan shall be subject to the absolute discretion of the Board.

The Board may, in its absolute discretion, accelerate the date on which any Option granted under the Plan becomes exercisable or extend the term of any Option to a date not more than ten (10) years from the date such Option was granted.

Except as expressly provided in Section 8 hereof, the Company may not take any action to adjust the exercise price of any Options once they have been granted in accordance with Section 7 hereof below.

Whether an authorized leave of absence, or absence in military or government service, shall constitute termination of employment shall be determined by the Board.

No member of the Board shall be liable for any action, omission, or determination relating to the Plan, and the Company shall indemnify and hold harmless each member of the Board and each other director or employee of the Company to whom any duty or power relating to the administration or interpretation of the Plan has been delegated against any cost or expense (including counsel fees) or liability (including any sum paid in settlement of a claim with the approval of the Board) arising out of any action, omission or determination relating to the Plan, unless, in either case, such action, omission or determination was taken or made by such member, director or employee in bad faith and without reasonable belief that it was in the best interests of the Company.

5.  Eligibility

The persons who shall be eligible to receive Options pursuant to the Plan shall be such employees of the Company who are largely responsible for the management, growth and protection of the business of the Company and such non-employee directors of FDMP as the Board shall select from time to time.

6.  Grant of Options

Prior to May 31, 2004, the Board shall grant Options with respect to a number of Ordinary Shares no less than the total number of Ordinary Shares initially authorized under the Plan, subject to adjustment as provided in Section 8 hereof.

7.  Options

Each Option granted pursuant to the Plan shall be evidenced by an agreement in the form attached hereto as Exhibit A or B, as appropriate, or such other form as the Board shall from time to time approve. Options shall comply with and be subject to the following terms and conditions:

(a)  Identification of Options.  All Options shall be clearly identified in the agreement evidencing their grant either as non-qualified share options that are not intended to qualify as “incentive stock options” within the meaning of Section 422 of the Code or as ISOs.

(b)  Exercise Price.  The exercise price per share of any Option granted under the Plan shall be the Fair Market Value of an Ordinary Share on the date on which such Option is granted.

(c)  Term of Options.  Each Option shall become exercisable with respect to twenty percent (20%) of the number of Ordinary Shares initially subject to such Option on the date on which it is granted and with respect to an additional twenty percent (20%) of the number of such shares on each of the next four anniversaries of such date; provided, however, that no Option shall be exercisable after the expiration of ten (10) years from the date such Option is granted; and provided, further, that each Option shall be subject to earlier expiration, termination, cancellation or exercisability as provided in the Plan.

(d)  Effect of Termination of Employment or Board Membership.

(i) In the event that a Participant’s employment with the Company is terminated by the Company for Cause or a Participant’s membership on the Board of Directors of FDMP is terminated for Cause, (A) Options granted to such Participant, to the extent that they were exercisable at the time of such termination, shall remain exercisable until the expiration of thirty (30) days after such termination, on which date they shall expire, and (B) Options granted to such Participant, to the extent that they were not exercisable at the time of such termination, shall expire at the close of business on the date of such termination; provided, however, that no Option shall be exercisable after the expiration of its term.

(ii)  In the event that a Participant’s employment with the Company is terminated by the Company without Cause or a Participant’s membership on the Board of Directors of FDMP is terminated without Cause (including by reason of the Participant losing an election for a position on such Board or failing to be nominated for re-election upon the expiration of his term), (A) Options granted to such Participant, to the extent that they were exercisable at the time of such termination, shall remain exercisable until the expiration of ninety (90) days after such termination, on which date they shall expire, and (B) Options granted to such Participant, to the extent that they were not exercisable at the time of such termination, shall vest and become immediately exercisable on the date of such termination and shall remain exercisable until the expiration of ninety (90) days after such termination, on which date they shall expire; provided, however, that no Option shall be exercisable after the expiration of its term.

(iii)  In the event that a Participant’s employment with the Company terminates (other than on account of a termination by the Company or Disability or death of the Participant) or a Participant’s membership on the Board of Directors of FDMP terminates (other than on account of a termination for Cause or without Cause or Disability or death of the Participant, but including by reason of the Participant failing to seek re-election to such Board), (A) Options granted to such Participant, to the extent that they were exercisable at the time of such termination, shall remain exercisable until the expiration of ninety (90) days after such termination, on which date they shall expire, and (B) Options granted to such Participant, to the extent that they were not exercisable at the time of such termination, shall expire at the close of business on the date of such termination; provided, however, that no Option shall be exercisable after the expiration of its term.

(iv)  In the event that a Participant’s employment with the Company or a Participant’s membership on the Board of Directors of FDMP terminates on account of Disability or death of the Participant, (A) Options granted to such Participant, to the extent that they were exercisable at the time of such termination, shall remain exercisable until the expiration of one (1) year after such termination, on which date they shall expire, and (B) Options granted to such Participant, to the extent that they were not exercisable at the time of such termination, shall expire at the close of business on the date of such termination; provided, however, that no Option shall be exercisable after the expiration of its term.

(e)  Certain Terms and Conditions.

(i) Each Option shall be exercisable in whole or in part; provided, that no partial exercise of an Option shall be for an aggregate exercise price of less than $1,000; and provided, further, that no fractional Ordinary Shares shall be issued under the Plan. The partial exercise of an Option shall not cause the expiration, termination or cancellation of the remaining portion thereof. Upon the partial exercise of an Option, the agreement evidencing such Option, marked with any notations deemed appropriate by the Board, shall be returned to the Participant exercising such Option.

(ii)  An Option shall be exercised by delivering notice to FDMP’s principal office, to the attention of its Securities Compliance Officer, no less than three (3) business days in advance of the effective date of the proposed exercise. Such notice shall be accompanied by the agreement evidencing the Option, shall specify the number of Ordinary Shares with respect to which the Option is being exercised and the effective date of the proposed exercise and shall be signed by the Participant. The Participant may withdraw such notice at any time prior to the close of business on the business day immediately preceding the effective date of the proposed exercise. Payment for Ordinary Shares purchased upon the exercise of an Option shall be made on the effective date of such exercise in cash, by certified check, bank cashier’s check or wire transfer, or, to the extent permitted by the Board, by tender to FDMP of Ordinary Shares already owned by the Participant, which shares shall be valued at Fair Market Value on the effective date of the proposed exercise. Notwithstanding any provision of this Section 7(e)(ii), the Board may authorize deviations from the procedures set forth herein in order to enable Participants to engage in “cashless exercise” transactions through securities brokers and/or the transfer agent for the Ordinary Shares.

(iii)  Certificates for Ordinary Shares purchased upon the exercise of an Option shall be issued in the name of the Participant and delivered to the Participant or, at the Board’s discretion, issued and delivered to or on behalf of a book-entry depository with appropriate instructions to credit an account of the Participant as soon as practicable following the effective date on which the Option is exercised.

(iv)  During the lifetime of a Participant, each Option granted to him shall be exercisable only by him. No Option shall be Transferable otherwise than by will or by the laws of descent and distribution.

(f)  Certain Terms Applicable to ISOs.

(i) The aggregate Fair Market Value of Ordinary Shares with respect to which ISOs are exercisable for the first time by a Participant during any calendar year under the Plan and any other share option plan of FDMP or any “subsidiary corporation” (within the meaning of Section 424(f) of the Code) shall not exceed $100,000. Such Fair Market Value shall be determined as of the date on which each such ISO is granted. In the event that such aggregate Fair Market Value exceeds $100,000, then ISOs granted hereunder to such Participant shall, to the extent of such excess and in the order in which they were granted, automatically be deemed not to be ISOs, but all other terms and provisions of such ISOs shall remain unchanged.

(ii)  No ISO may be granted to an individual if, at the time of the proposed grant, such individual owns shares possessing more than ten percent of the total combined voting power of all classes of shares of FDMP or any of its “subsidiary corporations” (within the meaning of Section 424(f) of the Code), unless (A) the exercise price of such ISO is at least one hundred and ten percent of the Fair Market Value of an Ordinary Share at the time such ISO is granted and (B) such ISO is not exercisable after the expiration of five (5) years from the date such ISO is granted.

(iii)  No ISO may be granted to a Participant who is a non-employee director of FDMP.

(g)  Consequences Upon Certain Transactions.

Upon the occurrence of a Change of Control with respect to a Participant, all outstanding Options of such Participant shall vest and become immediately exercisable and shall remain exercisable until their expiration, termination or cancellation pursuant to the terms of the Plan.

(i)  In connection with such vesting upon a Change of Control, if it is determined that any payment or benefit provided by the Company or one of its Substantial Subsidiaries or any other person to or for the benefit of a Participant (whether paid or payable or provided or providable pursuant to the terms of this Plan or otherwise except with respect to any stock options granted under the Company’s 1997 Share Incentive Plan prior to the effective date hereof) (a “Payment”) would be subject to an excise tax imposed by Sections 280G or 4999 or any similar provisions of the Code, or any interest or penalties are incurred by the Participant with respect to such excise tax (such excise tax, together with any interest and penalties, hereinafter the “Excise Tax”), then the Company or any Significant Subsidiary shall pay to or on behalf of the Participant an additional payment (a “Gross-Up Payment”) in an amount such that after payment by the Participant of all taxes (including any interest or penalties imposed with respect to such taxes), including, without limitation, any income taxes (and any interest or penalties imposed with respect thereto) and Excise Tax imposed on the Gross-Up Payment, the Participant retains an amount of the Gross-Up Payment equal to the Excise Tax imposed upon the Payment.

(ii)  All determinations required to be made under this Section 7(g), including whether and when a Gross-Up Payment is required and the amount of such Gross-Up Payment and the assumptions to be utilized in arriving at such determination, shall be made by an independent public accounting firm with a national reputation in the United States that is selected by the Company (the “Accounting Firm”) which shall provide detailed support and calculations both to the Participant and to the Company within fifteen (15) business days after the receipt of notice from the Company that there has been a Payment. The amount of any Gross-Up Payment shall be paid in a lump sum within seven (7) days following such determination by the Accounting Firm. In the event that the Accounting Firm’s determination is not finally accepted by the Internal Revenue Service (the “IRS’) upon any audit, then an appropriate adjustment, including penalties and interest, if any, shall be computed (with an additional Gross-Up Payment, if applicable) by the Accounting Firm based upon the final amount of the Excise Tax so determined. Such adjustment shall be paid by the appropriate party in a lump sum within seven (7) days following the computation of such adjustment by the Accounting Firm. All fees and expenses of the Accounting Firm shall be borne solely by the Company.

(iii)  A Participant and the Company shall each provide their reasonable cooperation to one another in connection with an IRS audit or inquiry of or to either party in connection with any Payment or Excise Tax due or Gross-Up Payment made in connection herewith.

(h)  Internal Revenue Code Section 409A.   Unless otherwise specifically determined by the Board, other provisions of the Plan notwithstanding, the terms of any Option, including any authority of the Company and rights of a Participant with respect to the Option, shall be limited to those terms permitted under Section 409A of the Code and any regulations promulgated thereunder, including any successor provisions and regulations, and including any applicable guidance or pronouncement of the Department of the Treasury and Internal Revenue Service (collectively, “Code Section 409A”), and any terms not permitted under Code Section 409A shall be automatically modified and limited to the extent necessary to conform with Code Section 409A; provided, that for purposes of the foregoing, references to a term or event (including any authority or right of the Company or a Participant) being “permitted” under Code Section 409A mean that the term or event will not cause the Option to be treated as subject to Code Section 409A.

8.  Adjustment Upon Changes in Ordinary Shares

(a)  Subject to any required action by the shareholders of FDMP, in the event of any increase or decrease in the number of issued Ordinary Shares resulting from a subdivision or consolidation of Ordinary Shares or the payment of a share dividend (but only on the Ordinary Shares), or any other increase or decrease in the number of such shares effected by FDMP without receipt or payment of consideration, (i) the Board shall proportionally adjust the maximum aggregate number of Ordinary Shares with respect to which the Board may grant Options, including the maximum aggregate which may be granted to any individual and (ii) the Board shall proportionally adjust the number of Ordinary Shares subject to each outstanding Option and the exercise price per Ordinary Share of each such Option.

(b)  Subject to any required action by the shareholders of FDMP, in the event that FDMP shall be the surviving company in any merger or consolidation (except a merger or consolidation as a result of which the holders of Ordinary Shares receive securities of another corporation), each Option outstanding on the date of such merger or consolidation shall pertain to and apply to the securities which a holder of the number of Ordinary Shares subject to such Option would have received in such merger or consolidation.

(c)  In the event of a dissolution or liquidation of FDMP, a sale of all or substantially all of FDMP’s assets, a merger or consolidation involving FDMP in which FDMP is not the surviving company, a merger or consolidation involving FDMP in which FDMP is the surviving company but the holders of Ordinary Shares receive securities of another company or corporation and/or other property, including cash, or any other similar transaction, the Board shall have the power to:

(i)  cancel, effective immediately prior to the occurrence of such event, each Option outstanding immediately prior to such event (whether or not then exercisable), and, in full consideration of such cancellation, pay to the Participant to whom such Option was granted an amount in cash, for each Ordinary Share subject to such Option, equal to the excess of (A) the value, as determined by the Board in good faith, of the property (including cash) received by the holder of an Ordinary Share as a result of such event over (B) the exercise price of such Option; or

(ii)  permit Participants to exercise their Options and participate in such transaction on a basis no less favorable than that afforded other owners of Ordinary Shares.

(d)  Except as expressly provided in the Plan, no Participant shall have any rights by reason of any subdivision or consolidation of any class of shares, the payment of any dividend, any increase or decrease in the number of shares of any class or any dissolution, liquidation, merger or consolidation of FDMP or any other company or corporation. Except as expressly provided in the Plan, no issue by FDMP of shares of any class, or securities convertible into shares of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number of Ordinary Shares which may be subject to Options pursuant to the Plan or which are subject to an Option or the exercise price of any Option. In the event of any change in the capitalization of FDMP or corporate change other than those specifically referred to herein, the Board will make such adjustments in the number and class of shares which may be granted under the Plan or which are subject to Options outstanding on the date on which such change occurs and in the per share exercise price of each such Option as the Board may consider necessary or appropriate.

9.  Securities Matters

FDMP shall be under no obligation to effect the registration pursuant to the Securities Act of 1933, as amended, of any Ordinary Shares to be issued hereunder or to effect similar compliance under any state laws or any laws of the Cayman Islands. Notwithstanding anything herein to the contrary, FDMP shall not be obligated to cause to be issued or delivered any certificates evidencing Ordinary Shares pursuant to the Plan unless and until FDMP is advised by its counsel that the issuance and delivery of such certificates is in compliance with all applicable laws, regulations of governmental authority and the requirements of any securities exchange on which Ordinary Shares are traded. The Board may require, as a condition of the issue and delivery of certificates evidencing Ordinary Shares pursuant to the terms hereof, that the recipient of such shares make such covenants, agreements and representations, and that such certificates bear such legends, as the Board deems necessary or desirable.

10.  Rights as a Shareholder

No person shall have any rights as a shareholder with respect to any Ordinary Shares covered by or relating to any Option granted pursuant to the Plan until the date of issue of such Ordinary Shares which shall be the date the Ordinary Shares are recorded as issued on the register of members of FDMP. Except as otherwise expressly provided in Section 8 hereof, no adjustment to any Option shall be made for dividends or other rights for which the record date occurs prior to the date of issue of such Ordinary Shares.

11.  No Special Rights; No Right to Option

(a)  Nothing contained in the Plan or any Option shall confer upon any Participant any right with respect to the continuation of his employment by the Company or his membership on the Board of Directors of FDMP or interfere in any way with the right of the Board, the Company or the holders of the Ordinary Shares at any time to terminate such employment or such membership or to increase or decrease the compensation of the Participant from the rate in effect at the time of the grant of an Option.

(b)  No person shall have any claim or right to receive an Option hereunder. The Board’s granting of an Option to a Participant at any time shall neither require the Board to grant an Option to such Participant or any other Participant or other person at any time nor preclude the Board from making subsequent grants to such Participant or any other Participant or other person.

12.  Withholding Taxes

(a)  Cash Remittance.  Whenever Ordinary Shares are to be issued upon the exercise of an Option, the Company shall have the right to require the Participant to remit to the Company in cash an amount sufficient to satisfy federal, state and local withholding tax requirements, if any, attributable to such exercise. In addition, upon the making of any cash payment pursuant to the Plan, the Company shall have the right to withhold from such payment an amount sufficient to satisfy the federal, state and local withholding tax requirements, if any, attributable to such exercise.

(b)  Share Remittance or Withholding.  At the election of the Participant, to the extent permitted by the Board, when Ordinary Shares are to be issued upon the exercise of an Option, the Participant may tender to FDMP a number of Ordinary Shares previously owned by him, or direct the Company to withhold a number of Ordinary Shares, the Fair Market Value of which as of the exercise date the

Board determines to be sufficient to satisfy the federal, state and local withholding tax requirements, if any, attributable to such exercise and not greater than the Participant’s estimated total federal, state and local tax obligations associated with such exercise. Such election shall satisfy the Participant’s obligations under Section 12(a) hereof.

13.  Termination and Amendment of the Plan

(a)  The right to grant Options under the Plan will terminate on March 16, 2014. The Board of Directors of FDMP may at any time suspend or terminate the Plan or revise or amend it in any respect whatsoever, provided that no such action will, without the consent of a Participant, adversely affect a Participant’s rights under previously granted Options.

(b)  Notwithstanding the foregoing, upon the termination of the Plan, each Option outstanding at the time of such termination, if any, shall expire and be cancelled and, in consideration therefor, the Participant to whom each such Option was granted shall be entitled to a payment in cash, equal to the product of (i) the excess, if any, of (A) the Fair Market Value of an Ordinary Share as of the date of such termination over (B) the per share exercise price of the Option and (ii) the number of shares subject to the Option on the date of such termination. Each such Option the per share exercise price of which equals or exceeds the Fair Market Value of an Ordinary Share as of the date of such termination shall automatically expire and be cancelled on such date without any payment therefor.

14.  Transfers Upon Death

Upon the death of a Participant, outstanding Options granted to such Participant may be exercised only by the executors or administrators of the Participant’s estate or by any person or persons who shall have acquired such right to exercise by will or by the laws of descent and distribution. No Transfer by will or the laws of descent and distribution of any Option or the right to exercise any Option shall be effective to bind the Company unless the Board shall have been furnished with (a) written notice thereof and with a copy of the will and/or such evidence as the Board may deem necessary to establish the validity of the Transfer and (b) an agreement by the Transferee to comply with all the terms and conditions of the Option and the Plan that are or would have been applicable to the Participant and to be bound by the acknowledgements made by the Participant in connection with the grant of the Option.

Except as provided in this Section 14, no Option under the Plan shall be Transferable.

15.  No Obligation to Exercise

The grant to a Participant of an Option shall impose no obligation upon such Participant to exercise such Option.

16.  Expenses and Receipts

The expenses of the Plan shall be paid by the Company. Any proceeds received by the Company in connection with any Option will be used for general corporate purposes.

17.  Failure to Comply

In addition to the remedies of the Company elsewhere provided for herein, failure by a Participant to comply with any of the terms and conditions of the Plan or the agreement executed by such Participant evidencing an Option, unless such failure is remedied by such Participant within ten (10) days after having been notified of such failure by the Board, shall be grounds for the cancellation and forfeiture of such Option, in whole or in part, as the Board, in its absolute discretion, may determine.

18.  Applicable Law

The Plan will be administered in accordance with the laws of the State of New York, without reference to its principles of conflicts of law.

19.  Effective Date of Plan

The Plan shall become effective upon approval of the Plan by the shareholders of FDMP.

Appendix B

Fresh Del Monte Produce Inc.

Proposed Sixth Amendment to

the 1999 Share Incentive Plan,

as Amended

The first sentence of Section 3 of the 1999 Option Plan shall be amended and restated to read in its entirety as follows:

Subject to adjustment as provided in Section 8 hereof, the Board may grant Options to Participants with respect to 9,000,000 Ordinary Shares.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

OF

FRESH DEL MONTE PRODUCE INC.

The undersigned hereby appoints the Chairman of the Board of Directors of Fresh Del Monte Produce Inc. (“Fresh Del Monte”) and alternatively, each other Director of Fresh Del Monte as proxy, each with power to act without the other and with power of substitution, and hereby authorizes the Chairman or such Directors to represent and vote all the Ordinary Shares of Fresh Del Monte standing in the name of the undersigned with all powers which the undersigned would possess if present at the Annual General Meeting of Shareholders of the Company to be held on Wednesday, April 30, 2008 or any adjournment or postponement thereof.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF EACH NOMINEE TO SERVE AS A DIRECTOR AND “FOR” PROPOSALS 2, 3 AND 4. IF NO DIRECTION IS GIVEN IN THE SPACE PROVIDED ON THE REVERSE SIDE, THIS PROXY WILL BE VOTED “FOR” THE ELECTION OF DIRECTORS AND “FOR” PROPOSALS 2, 3 AND 4 OR ANY VARIATIONS OF SUCH PROPOSALS.

(Continued on reverse side)

Address Change/Comments (Mark the corresponding box on the reverse side)

▲   FOLD AND DETACH HERE   ▲

Annual General Meeting of Shareholders

April 30, 2008

11:30 a.m. Eastern Time

Hyatt Regency Coral Gables

50 Alhambra Plaza

Coral Gables, FL 33134

Telephone: 305-441-1234

Fax: 305- 441- 0520

If you intend to attend the Annual General Meeting,

please be sure to check the “I plan to attend the meeting”

box on the reverse side of the Proxy and

please bring the Admission Ticket with you.

THIS PROXY WILL BE VOTED AS DIRECTED, OR IF NO DIRECTION IS INDICATED, WILL BE VOTED “FOR” THE PROPOSALS.	Please Mark Here for Address Change or Comments	☐
SEE REVERSE SIDE

1. ELECTION OF DIRECTORS			FOR	AGAINST	ABSTAIN
Nominees: 01 Maher Abu-Ghazaleh 02 Michael J. Berthelot 03 Dr. Elias K. Hebeka		2. Approval of the Company’s financial statements for the 2007 fiscal year ended December 28, 2007.	☐	☐	☐
			FOR	AGAINST	ABSTAIN

FOR all nominees listed above (except as marked to the contrary) ☐	WITHHOLD AUTHORITY to vote for all nominees listed above ☐	3. Approval of Ernst & Young LLP (“Ernst & Young”) as independent auditors to the Company for the 2008 fiscal year ending December 26, 2008.	☐	☐	☐
			FOR	AGAINST	ABSTAIN

4.   Approval of the Sixth Amendment to the Company’s 1999 Share Incentive Plan, as amended to increase by 3,000,000 the number of Ordinary Shares (as such term is defined in the Plan) with respect to which options may be granted thereunder, be approved and ratified.

			☐	☐	☐

(Instruction: To withhold authority to vote for any individual nominee, write that nominee’s name on the space provided below.)		I plan to attend the meeting			☐

Please sign exactly as name appears hereon. When shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by President or other authorized officer. If a partnership, please sign in partnership name by authorized person.

Dated:________________________________________, 2008

_______________________________________________

_______________________________________________
Signature if held jointly PLEASE SIGN, DATE, AND RETURN THE PROXY CARD PROMPTLY USING THE ENCLOSED ENVELOPE

▲  FOLD AND DETACH HERE  ▲

WE ENCOURAGE YOU TO TAKE ADVANTAGE OF INTERNET OR TELEPHONE VOTING,

BOTH ARE AVAILABLE 24 HOURS A DAY, 7 DAYS A WEEK.

Internet and telephone voting is available through 11:59 PM Eastern Time the day prior to annual meeting day.

Your Internet or telephone vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card.

INTERNET	OR	TELEPHONE
http://www.proxyvoting.com/fdp		1-866-540-5760
Use the internet to vote your proxy. Have your proxy card in hand when you access the web site.		Use any touch-tone telephone to vote your proxy. Have your proxy card in hand when you call.

If you vote your proxy by Internet or by telephone, you do NOT need to mail back your proxy card.

To vote by mail, mark, sign and date your proxy card and return it in the enclosed postage-paid envelope.

Choose MLinkSM for fast, easy and secure 24/7 online access to your future proxy materials, investment plan statements, tax documents and more. Simply log on to Investor ServiceDirect®

at www.bnymellon.com/shareowner/isd where step-by-step instructions will prompt you through enrollment.

You can view the Annual Report and Proxy Statement

on the internet at www.freshdelmonte.com